  EXHIBIT 3.2

CERTIFICATE OF AMENDMENT TO

SECOND AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF PEDEVCO CORP.

The undersigned, pursuant to the applicable provisions the Texas Business Organizations Code (the “Code”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”) to its Second Amended and Restated Certificate of Formation, filed with the Secretary of State of Texas on February 27, 2025 (the “Certificate of Formation”).

1. The name of the filing entity is PEDEVCO Corp., a Texas for-profit corporation (the “Corporation”). The file number issued to the filing entity by the secretary of state is: 0800949748. The date of formation of the entity is March 11, 2008.

2. Article IV of the Certificate of Formation shall be restated in its entirety as follows:

“Effective as of the date this Second Amended and Restated Certificate of Formation is filed with the Secretary of State of Texas), the Corporation shall have four hundred million (400,000,000) shares of capital stock authorized. The Corporation is authorized to issue two (2) classes of shares, designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock authorized to be issued is three hundred million (300,000,000) shares, $0.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is one hundred million (100,000,000) shares, $0.001 par value per share.

Effective as of 12:01 A.M., Eastern Time, on March 13, 2026 (the “Effective Time”), (i) every twenty (20) shares of the Common Stock issued and outstanding or held by the Corporation in treasury as of immediately prior to the Effective Time (“Old Common Stock”) shall automatically, and without action on the part of the stockholders of the Corporation, convert and combine into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “New Common Stock”)(such conversion and combination of Old Common Stock into New Common Stock, the “Reverse Stock Split”).

Notwithstanding the immediately preceding paragraph, the Corporation shall not be required to issue or deliver any fractional shares of New Common Stock. At the Effective Time any such fractional interest in such shares of New Common Stock shall be converted into the right to receive, an amount in cash, without interest, determined by multiplying (i) the closing sale price of the Common Stock (on a post-Reverse Stock Split basis as adjusted for the Reverse Stock Split) on the trading day immediately prior to the Effective Time, as reported on the NYSE American, by (ii) such fractional share interest to which the holder would otherwise be entitled. Shares of Common Stock that were outstanding prior to the Effective Time and that are not outstanding after the Effective Time shall resume the status of authorized but unissued shares of Common Stock.

Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by the certificate shall have been combined.

Certificate of Amendment to Second Amended and Restated Certificate of Formation of PEDEVCO Corp. Page 1 of 3

The Reverse Stock Split shall have no effect on the number of authorized shares of capital stock, previously designated series of preferred stock (except to the extent such reverse stock split results in an adjustment to the conversion ratios thereof), or the par value thereof as set forth above in the preceding paragraphs.

The undesignated Preferred Stock may be issued from time to time in one or more series. The Board of Directors (as defined below) is hereby authorized, subject to any prohibitions set forth in any series of Preferred Stock of the Corporation, to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series or the designation thereof and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall so be decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of such series.

            The Corporation is hereby prohibited from issuing any non-voting Common Stock or Preferred Stock.”

3. This Certificate of Amendment to the Certificate of Formation has been approved in the manner required by the Code and by the governing documents of the Corporation.

4. This document shall become effective when the document is filed by the Secretary of State of the State of Texas.

[Signature page follows.]

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The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: March 10, 2026

PEDEVCO CORP.

By:	/s/ J. Douglas Schick
J. Douglas Schick
President and Chief Executive Officer

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